August 18, 2011

Gregory Dundas Senior Counsel United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR

Re:	HMN Financial, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 4, 2011

Proxy Statement on Schedule 14A

Filed March 25, 2011

File No. 0-24100

Ladies and Gentlemen:

On behalf of HMN Financial, Inc. (“HMN” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”) and Proxy Statement (“Proxy Statement”), as set forth in Mr. Dundas’ letter dated July 26, 2011.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of HMN.

On behalf of the Company, I hereby acknowledge that (i) HMN is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) HMN may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Regulation and Supervision, page 24

1.	Comment: In your next Form 10-Q please discuss the changes in regulation for both your bank and HMN Financial, Inc. as a result of the OTS being abolished. Include any significant impact on your company and shareholders that will result from this, or clarify that you are not aware of any.

Response: In response to the Staff’s comment, we have added additional disclosure to Part I, Item 1, Notes to Consolidated Financial Statements – Note 12, and Part II, Item 1A, “Risk Factors – We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including recent changes in federal law” of our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2011 (the “2nd Quarter 2011 10-Q”). (Exhibit 1)

Mr. Gregory Dundas, Securities and Exchange Commission

August 18, 2011

Legal proceedings, page 42

2.	Comment: In future filings, beginning with your next Form 10-Q, please provide a robust discussion of the material terms of the two Supervisory Agreements. For each agreement, describe each requirement, the steps you have taken to comply and the extent to which you believe you are in compliance. Provide updates regarding your compliance, as appropriate. Also describe your understanding of the consequences of noncompliance. If you haven’t submitted the required capital plan, disclose when you plan to do this.

Response: In response to the Staff’s comment, we have added additional disclosure to Part II, Item 1, “Legal Proceedings” of our 2nd Quarter 2011 10-Q. (Exhibit 2) In future filings, we will update our disclosure to address any material changes relating to our compliance with the two Supervisory Agreements.

3.	Comment: In your next Form 10-K and 10-Q, please disclose any material impact which the dissolution of the OTS will have on the agreements.

Response: In response to the Staff’s comment, we have added additional disclosure to Part II, Item 1, “Legal Proceedings” of our 2nd Quarter 2011 10-Q. (Exhibit 2)

Exhibit 13

Note 3. Securities Available for Sale, page 34

4.	Comment: We note that you have an investment in a single trust preferred security issued by a small community bank which has an amortized cost and gross unrealized loss of $700 thousand and $525 thousand, respectively, as of both December 31, 2010 and 2009. Please provide us with a detailed analysis of the other-than-temporary impairment analysis you performed on this security as of December 31, 2010 and March 31, 2011 to support your conclusion that no other-than-temporary impairment was necessary. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment. In your response, please tell us in further detail how you considered the following negative information in determining that no other-than-temporary impairment was necessary:

•	The issuer has elected to defer scheduled interest payments due to increased operating losses and provisions for loan losses since October 2009;

•	The issuer is currently considered “adequately capitalized” as opposed to “well-capitalized;” and

•	This trust preferred security has been in an unrealized loss position for twelve months or more since December 31, 2009.

Mr. Gregory Dundas, Securities and Exchange Commission

August 18, 2011

Response: In response to the Staff’s comment, we have attached a redacted memo (Exhibit 3), which details our analysis of the trust preferred security at December 31, 2010 and an update memo (Exhibit 4) for the quarter ended March 31, 2011. Management considered all of the items noted above and added an additional disclosure in Part I, Item 1, Notes to Consolidated Financial Statements – Note 8 of our 2nd Quarter 2011 10-Q to address the second item (consideration of “adequately capitalized” vs. “well capitalized”) (Exhibit 5). The fact that the issuer is deferring interest payments in accordance with the legal agreements and that the security has been in a loss position for more than twelve months were considered in the other than temporary impairment evaluation of the security. In accordance with FASB Staff Positions 115-2 and 124-2, since the Company does not intend to sell the investment, does not believe that it is more likely than not that it will be required to sell the investment, and believes that it will receive all payments under the terms of the investment agreement, no OTTI was recorded at December 31, 2010 or March 31, 2011.

Note 5, Allowance for Loan Losses and Credit Quality Information, page 37

5.	Comment: Please revise your future filings to disclose your recorded investment in loans disaggregated by class of financing receivables and for each respective credit quality indicator. Specifically, please disaggregate your classified loans (i.e. substandard, doubtful, loss) and provide us with your proposed disclosures as of June 30, 2011. Refer to ASC 310-10-50-29.

Response: In response to the Staff’s comment, we have added the requested disclosure in Part I, Item 1, Notes to Consolidated Financial Statements – Note 9 of our 2nd Quarter 2011 10-Q (Exhibit 6).

6.	Comment: Please revise future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Please refer to ASC 310-10-50-15(b).

Response: In response to the Staff’s comment, we have added additional disclosure in Part I, Item 1, Notes to Consolidated Financial Statements – Note 9 of our 2nd Quarter 2011 10-Q (Exhibit 7).

Note 16, Regulatory Matters/Supervisory Agreements and Federal Home Loan Bank Investment, page 48

7.

Comment: We note disclosure that the Bank entered into a written Supervisory Agreement with the OTS, which is effective February 22, 2011 and is provided in a Form 8-K filed on February 11, 2011. For each action item under the terms of the written agreement which

Mr. Gregory Dundas, Securities and Exchange Commission

August 18, 2011

specifically refers to problem assets, loan modification policy, concentration of credit risk, and policies and procedures related to the allowance for loan losses, please revise your future filings beginning with your Form 10-Q for the period ended June 30, 2011 to discuss the actions you have taken or you plan to take to comply with the provision and the current status of your implementation of your action plan. Please ensure you address each of the following:

•	Discuss how your actions will impact future financial results and trends including credit quality trends; and

•	Discuss any additional changes that you opted to make to your critical accounting estimates which were not a direct result of the written agreement and the reasons for the changes.

Response: In response to the Staff’s comment, we have added additional disclosure in Part II, Item 1, “Legal Proceedings” of our 2nd Quarter 2011 10-Q (Exhibit 2).

Additionally, we respectfully advise the Staff that:

•

although we believe these actions should positively impact financial results and credit quality and other trends, we do not believe that at this time we can make any prediction regarding how the actions taken under the Supervisory Agreements will impact future financial results and trends including credit quality trends, and

•	no additional changes were made to our critical accounting estimates which were not a direct result of the Supervisory Agreements.

Proxy Statement on Schedule 14A, filed March 25, 2011

Certain Transactions, page 15

8.	Comment: Please revise this section to provide the disclosure required under Item 404(a) of Regulation S-K. Unless a registrant is able to make the three representations exactly as found in Instruction 4(c) to Item 404(a), including the statement that any loans to insiders were made on substantially the same terms as “comparable loans with persons not related to [the lender],” it must provide the disclosure described in Item 404(a).

Response: We acknowledge the Staff’s comment and wish to confirm that all loans made to our directors and executive officers (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the bank and (c) did not involve more than the normal risk of collectability or present other unfavorable features. In future filings, we will, where applicable, make the three representations exactly as set forth in Instruction 4(c) to Item 404(a), or, when not applicable, provide the disclosure required by Item 404(a).

Mr. Gregory Dundas, Securities and Exchange Commission

August 18, 2011

Restrictions on Compensation, page 20

9.	Comment: Please advise us supplementally why Mr. Jorgenson and Ms. Kolling are not included in the CPP limitations, as referenced in the second paragraph on page 21.

Response: We respectfully advise the Staff that Mr. Jorgenson and Ms. Kolling are not subject to the CPP limitations as described in the Proxy Statement because they are not in the category of our five most highly compensated employees. Certain of the CPP limitations, including specifically the limitation on incentive compensation of the kind described, are applicable only to a participant’s five most highly compensated employees (see 31 CFR Part 30, Section 30.10(b)(1)(ii)), which may constitute a different group than the participant’s named executive officers (see 31 CFR Part 30, Section 30.1).

2010 Compensation Actions, page 24

10.	Comment: Please note for future filings that targets such as those discussed at the bottom of page 24 are required to be disclosed even if no related compensation is paid.

Response: The Staff’s comment is duly noted and where required we will disclose the performance targets for completed fiscal periods used to determine named executive officer compensation in future filings with the Securities and Exchange Commission, even when the targets are unmet and no related compensation is paid.

fb.us.7103080.03

* * * * *

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (507) 535-1210.

Best Regards,

HMN Financial, Inc.

/s/ Jon J. Eberle
Jon J. Eberle
Chief Financial Officer

cc:	David B. Miller

Cassie A. Myhro

William Long

EXHIBIT 1

(page 21 of Form 10-Q)

The Bank entered into a written Supervisory Agreement with its primary federal banking regulator, the Office of Thrift Supervision (OTS), effective February 22, 2011 that primarily relates to the Bank’s financial performance and credit quality issues. This agreement replaced the prior memorandum of understanding that the Bank entered into with the OTS on December 9, 2009. In accordance with the Supervisory Agreement, the Bank submitted a two year business plan that the OTS may make comments upon, and require revisions to. The Bank must operate within the parameters of the final business plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank also submitted a problem asset reduction plan that the OTS may make comments upon, and require revisions to. The Bank must operate within the parameters of the final problem asset plan and is required to monitor and submit periodic reports on its compliance with the plan. The Bank has also revised its loan modification policies and its program for identifying, monitoring and controlling risk associated with concentrations of credit, and improved the documentation relating to the allowance for loan and lease losses as required by the agreement. In addition, without the consent of the OCC (as successor to the OTS), the Bank may not declare or pay any cash dividends, materially increase the total assets of the Bank, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any directors or officer, make any golden parachute payments, or enter into any significant contracts with a third party service provider.

The Company also entered into a written Supervisory Agreement with the OTS effective February 22, 2011. This agreement replaced the prior memorandum of understanding that the Company entered into with the OTS on December 9, 2009. In accordance with the Supervisory Agreement, the Company submitted a capital plan to the OTS through December 31, 2012 that the OTS may make comments upon, and to which it may require revisions. The Company must operate within the parameters of the final capital plan and is required to monitor and submit periodic reports on its compliance with the plan. In addition, without the consent of the OTS, the Company may not incur or issue any debt, guarantee the debt of any entity, declare or pay any cash dividends or repurchase any of the Company’s capital stock, enter into any new contractual arrangement or renew or extend any existing arrangement related to compensation or benefits with any directors or officer, or make any golden parachute payments.

The OTS proposed to the Bank as its Individual Minimum Capital Requirement (IMCR) a tier 1 capital to adjusted total assets requirement of 8.5% commencing September 30, 2011, which is in excess of the Bank’s tier 1 capital to adjusted total assets ratio at June 30, 2011. An IMCR requires a bank to establish and maintain levels of capital greater than those required for banks generally to be classified as “well-capitalized.” The Bank has submitted proposed modifications to the proposed IMCR and had discussions with the OTS (predecessor to the OCC, the Bank’s current primary banking regulator) related to the timing for implementation of the proposed IMCR. However, at the time of filing of this Quarterly Report on Form 10-Q, no IMCR has been imposed on the Bank.

References to the OTS shall mean, with respect to the Company, beginning July 21, 2011, the Federal Reserve Board (FRB) and mean, with respect to the Bank, beginning July 21, 2011, the Office of the Comptroller of the Currency (OCC). On July 21, 2011, the OTS was integrated into the OCC and the primary banking regulator for the Company became the FRB. It is not anticipated that the change in primary regulators as a result of the OTS being abolished will have any significant impact on the Company, the Bank, or our shareholders.

(13) Commitments and Contingencies

The Bank issued standby letters of credit which guarantee the performance of customers to third parties. The standby letters of credit issued and available at June 30, 2011 were approximately $1.6 million, expire over the next two years, and are collateralized primarily with commercial real estate mortgages. Since the conditions under which the Bank is required to fund the standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments.

(14) Business Segments

The Bank has been identified as a reportable operating segment in accordance with the provisions of ASC 280. SFC and HMN did not meet the quantitative thresholds for determining reportable segments and therefore are included in the “Other” category. The Company evaluates performance and allocates resources based on the segment’s net income, return on average assets and equity. Each corporation is managed separately with its own officers and board of directors, some of whom may overlap between the corporations.

EXHIBIT 1

(page 40 of Form 10-Q)

If we find it necessary to raise capital through the issuance of additional shares of our common stock or other equity securities, it would dilute the ownership interests of existing stockholders and, given our current common stock trading price, would be expected to dilute the per share book value of our common stock, and could result in a change in control of the Company and the Bank. New investors may also have rights, preferences and privileges senior to our current stockholders which may adversely impact our current stockholders.

Our ability to raise additional capital through the issuance of equity securities, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on favorable economic terms, or other terms acceptable to us. We may also find it necessary to employ other alternatives to meet applicable capital requirements, including sales of assets or other forms of recapitalization, which may have the effect of reducing our base of earning assets, or diluting or changing the ownership and control of the Company and the Bank. If we cannot raise additional capital when needed or otherwise satisfactorily address our capital needs as they arise, our ability to maintain or expand our operations, our ability to meet any Company capital plan or Bank IMCR, operate without additional regulatory or other restrictions, and our operating results, could be materially adversely affected.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including recent changes under federal law.

The Company and the Bank are subject to extensive examination, supervision and comprehensive regulation by federal bank regulatory agencies. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things.

On July 21, 2010, the President signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act is changing the current bank regulatory structure and affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for months or years.

On July 21, 2011 (the “Transition Date”), Title III of the Dodd-Frank Act transferred to the Federal Reserve Board (“FRB”) the supervisory functions of the Office of Thrift Supervision (“OTS”) related to savings and loan holding companies, like the Company, and their nondepository subsidiaries.

The Dodd-Frank Act provides that all orders, resolutions, determinations, agreements, and regulations, interpretive rules, other interpretations, guidelines, and other advisory materials issued, made, prescribed, or allowed to become effective by the OTS on or before the transfer date with respect to savings and loan holding companies and their non-depository subsidiaries will remain in effect and shall be enforceable until modified, terminated, set aside, or superseded in accordance with applicable law by the FRB, by any court of competent jurisdiction, or by operation of law. Accordingly, the Supervisory Agreement entered into by the Company with the OTS will be enforced by the FRB.

In the near future, the FRB is expected to issue a final rule to effectuate the transition of OTS regulations to the FRB. The FRB has stated the rule will include technical, nomenclature, and other changes to certain OTS regulations to accommodate the transfer of supervisory authority from the OTS to the FRB and address modifications made by the Dodd-Frank Act. In the future, the FRB is also expected to propose substantive modifications to rules impacting savings and loan holding companies in order to address other modifications made by the Dodd-Frank Act (examples include adoption of rules to implement the “source of strength” requirement and changes regarding holding company minimum capital levels, which have future required implementation dates). The extent and timing of any substantive changes may have an impact on the Company’s capital requirements and liquidity but the effects are difficult to predict at this time.

EXHIBIT 1

(page 41 of Form 10-Q)

As part of its new supervisory function for savings and loan holding companies, the FRB will begin direct oversight of the Company. The FRB has announced that it will assess the condition, performance and activities of savings and loan holding companies in a manner that is consistent with its established risk-based approach regarding bank holding company supervision to ensure that savings and loan holding companies are effectively supervised and can serve as a source of strength for, and do not threaten the soundness of, subsidiary depository institutions.

On the Transition Date, the Dodd-Frank Act transferred to the Office of the Comptroller of the Currency the supervisory functions of the Bank’s former regulator, the OTS. The Dodd-Frank Act provides that all orders, resolutions, determinations, agreements, and regulations, interpretive rules, other interpretations, guidelines, and other advisory materials issued, made, prescribed, or allowed to become effective by the OTS on or before the transfer date with respect to savings associations will remain in effect and shall be enforceable until modified, terminated, set aside, or superseded in accordance with applicable law by the OCC, by any court of competent jurisdiction, or by operation of law. Accordingly, the Supervisory Agreement entered into by the Bank with the OTS will now be enforced by the OCC.

We do not expect that the transition of supervisory functions to the OCC and FRB to materially impact the Company, its shareholders or the Bank, but it is possible due to the change in regulators that the Company and Bank may experience qualitatively different and potentially more rigorous supervision and oversight of their activities.

Also effective on the Transition Date, a provision of the Dodd-Frank Act that eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on the Company’s interest expense.

Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, restrict mergers and acquisitions, investments, access to capital, the location of banking offices, or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Changes to federal law and regulations may also limit the Bank’s flexibility on financial products and fees which could result in additional operational costs and a reduction in our non-interest income.

Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Examples include limits on payment of dividends by banks and regulations governing compensation. Regulation of dividends would limit the liquidity of the Company and limits on compensation may adversely affect our ability to attract and retain employees. See the other risk factors included in this Item 1.A. of this Quarterly Report on Form 10-Q for a discussion of risks related to the Company’s and the Bank’s Supervisory Agreements to which we have become subject and for a discussion regarding a proposed IMCR.

See Part I, Item 1.A. of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 for additional risk factors.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

EXHIBIT 2

(page 37 of Form 10-Q)

HMN FINANCIAL, INC.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

From time to time, the Company is party to legal proceedings arising out of its lending and deposit operations. The Company is, and expects to become, engaged in a number of foreclosure proceedings and other collection actions as part of its collection activities. Litigation is often unpredictable and the actual results of litigation cannot be determined with any certainty.

The Company entered into a written Supervisory Agreement with the OTS effective February 22, 2011. The Supervisory Agreement replaced the prior memorandum of understanding that the Company entered into with the OTS on December 9, 2009. The material requirements of the Company Supervisory Agreement are as follows:

•

Submission of a written plan by May 31, 2011 for enhancing the consolidated capital of the Company for the period ending December 31, 2012 and review of performance no less than quarterly along with reports to the FRB (as successor to the OTS’ role as regulator of the Company) within 45 days after the end of each calendar quarter. The plan submitted by the Company by May 31, 2011 focuses on improvement in capital levels primarily through improved earnings, reduction in non-performing assets and reduction in total assets.

•	The Company may not declare, make or pay any cash dividends or repurchase or redeem any of the Company’s equity stock without providing advance notice to the FRB and receiving written non-objection.

•

The Company may not incur, issue, renew, rollover or pay interest or principal on any debt or commit to do so nor may it increase any current lines of credit or guarantee the debt of any entity without prior written notice and written non-objection of the FRB.

•

Limits were placed on contractual arrangements related to compensation or benefits with any directors or officers and the Company is prevented from making any golden parachute payments to officers, directors or employees.

The Bank also entered into a written Supervisory Agreement with the OTS, effective February 22, 2011. The Bank Supervisory Agreement replaced the prior memorandum of understanding that the Bank entered into with the OTS on December 9, 2009. The material requirements of the Bank Supervisory Agreement are as follows:

•

Submission of a business plan by May 31, 2011, addressing strategies for supporting the Bank’s risk profile, improving earnings and profitability and stress testing. The Bank’s Board is to review performance no less than quarterly and report to the OCC (as successor to the OTS’ role as regulator of the Bank) within 45 days after the end of each calendar quarter. The plan submitted by the Bank by May 31, 2011 focuses on improvement in capital levels primarily through improved earnings, reduction in non-performing assets and reduction in total assets.

•

Submission of a detailed written plan by March 31, 2011 to reduce the Bank’s problem assets. The plan submitted by the Bank by March 31, 2011 focuses on improvement in the level of problem assets as a result of continuing the actions taken in 2010 and early 2011 by the Board and management to improve credit quality and more effectively identify and manage problem loans in a proactive manner.

•

Development of individual written specific workout plans for certain large adversely classified loans or groups of loans and for foreclosed real estate owned by the Bank within 30 days of the Supervisory Agreement effective date. The plans developed by the Bank focus on improving the ultimate collection of these items by improving the Bank’s collateral position or by an orderly liquidation of the collateral securing the assets.

Exhibit 2

(page 38 of Form 10-Q)

•

Beginning with the quarter ending June 30, 2011, the Bank is to submit quarterly asset reports to the OCC within 50 days of quarter end. The reports submitted by the Bank focus on status of workout plans, classified assets, actions taken to reduce problem assets and recommended revisions to the problem asset plan.

•

Development by April 30, 2011 of a loan modification policy. The policy developed by the Bank focuses on enhanced supporting documentation and procedures relating to all loan restructurings, including those not determined to be Troubled Debt Restructurings.

•

Revision of the Bank’s written credit concentration program and submission of the program by May 6, 2011 to the OTS. The plan addresses identifying, monitoring and controlling risk associated with concentrations of credit. The Bank has implemented the revisions and is monitoring the resulting information.

•

Improvement of the documentation relating to the allowance for loan and lease losses to ensure that it addressed OTS concerns. The documentation improvements related primarily to the inclusion of established specific reserves into the commercial loan migration charge-off analysis.

•

The Bank may not declare or pay any dividends or make any other capital distributions without providing advance request to the OCC and receiving written approval. The Supervisory Agreement also limits the Bank’s growth in total assets in excess of specified amounts without regulatory approval.

•

Limits are placed on contractual arrangements with third parties and contracts dealing with compensation or benefits with any directors or officers and the Bank is prevented from making any golden parachute payments to directors, officers and employees.

The Company and Bank timely submitted all plans and programs required by the Supervisory Agreements and the Company believes that it and the Bank are in compliance with all provisions of the Supervisory Agreements. The applicable regulator may comment on and require revision of any submitted plan, program or policy. Neither the Company nor the Bank have taken any actions, or sought approval for such actions, where prior regulatory approval is required by the Supervisory Agreements.

Violations of these Supervisory Agreements may lead to more rigorous enforcement action, which could include civil money penalties, a cease and desist order or removal actions against officers and directors.

The foregoing is merely a summary of the material terms of the Supervisory Agreements and reference is made to the full text of the Supervisory Agreements which are set forth as Exhibits 10.1 and 10.2 to the Company’s Current Report on Form 8-K dated February 10, 2011.

Dissolution of the OTS is not expected to have any material impact on the Supervisory Agreements as the Supervisory Agreements will now be enforced by the FRB in the case of the Company’s Supervisory Agreement and the OCC in the case of the Bank’s Supervisory Agreement.

Item 1A.	Risk Factors

The Company and the Bank are subject to the restrictions and conditions of the Supervisory Agreements with the Office of the Comptroller of the Currency (OCC) and the Federal Reserve Board (FRB). Failure to comply with the Supervisory Agreements could result in enforcement actions against us, including the imposition of monetary penalties.

The Company and the Bank each entered into Supervisory Agreements effective February 22, 2011 with the Office of Thrift Supervision (OTS) (predecessor prior to July 21, 2011 to the OCC, the Bank’s primary banking regulator, and to the FRB, the Company’s primary banking regulator). The Supervisory Agreements supersede the memoranda of understanding between the Company and the Bank and the OTS dated December 9, 2009. In accordance with the Company’s Supervisory Agreement, we submitted a two year capital plan by May 31, 2011 to the OTS upon which the FRB may make comments, and to which the FRB may require revisions. We must operate within the parameters of the final capital plan and are required to monitor and submit periodic reports on our

Exhibit 3

To:	Memo to 2010 Audit File

From:	Jon Eberle

Date:	February 11, 2011

Re:	OTTI on XXXXXX Trust Preferred Stock

Background:

On April 18, 2003, Home Federal purchased a cumulative trust preferred stock with a par value of $700,000 from XXXXXX. XXXXXX is the parent holding company of XXXXXX located in XXXXXX. The preferred stock has a maturity date of April 17, 2033 with an option by the issuer to extend the maturity an additional 19 years. The trust preferred stock is callable by the issuer after 5 years and the issuer may elect to defer interest payments for up to 5 years. The dividend rate on the instrument is equal to the one year US Treasury rate plus 4.5% and adjusts annually on April 18. The current dividend rate is 4.91%. Management does not intend to sell the investment prior to maturity and it does not appear likely that it would be required to sell the investment prior to maturity given the size of the investment in relation to the size of the Bank.

Financial Facts:

Each quarter of 2010 HFSB performed an analysis of XXXXXX and as of September 30, 2010 it was noted that XXXXXX had $85 million in assets, non-accrual loans of $4.0 million (4.7% of assets), a YTD net operating loss of $1.3 million, and a risk based capital ratio of 9.851% XXXXXX. XXXXXX also suspended the dividend payments on the preferred stock in the fourth quarter of 2009 in order to preserve liquidity.

On January 20, 2011 bank management had a conference call with XXXXXX who is the President and XXXXXX owner of XXXXXX and received a copy of their 2011 capital plan XXXXXX. XXXXXX indicated that they are regulated by the FDIC and the State, that they have been operating under a Consent Order since XXXXXX and that XXXXXX management has been shrinking their commercial loan portfolio in order to improve their risk based capital ratio, which is expected to be in excess of 11.5% by March 31, 2011 through a combination of branch sales and additional capital contributions by the owners.

Estimated Market Value

The value of all financial institution issued trust preferred stocks declined in 2008 due to the uncertain economic environment for financial institutions and the XXXXXX preferred stock was written down to 50% of book value in the second quarter of 2008. The investment was written down an additional 5%, to 45% of book value, during the second quarter of 2009 based on the market value of comparable private label preferred stocks and the unrealized loss of $385,000 was recorded as an adjustment in equity to other comprehensive income. Based on discussions with our broker, the market for trust preferred stock is still very limited and there are no active trades taking place for small single issuers of trust preferred securities. Small issuer securities remain very illiquid and the only trades that are occurring are for larger seasoned deals with good quality names that have limited credit issues. These securities are trading at an average of 40% of book and it was estimated that due to XXXXXX tight capital ratios and level of nonperforming loans that it would trade in the range of 25-40% of book if you could find a buyer at all. Based on this information we estimated the market value of the XXXXXX preferred stock to be at 25% of book value (exhibit 3).

Exhibit 3

Accounting Guidance:

FASB No. 157 provides guidance on how to determine the fair value of assets and liabilities and FASB Staff Position No. FAS 115-2 and FAS 124-2, which were issued in April 2009, provide guidance on the recognition and presentation of other-than-temporary impairments. The Staff Position amended the other-than-temporary impairment (OTTI) guidance for debt securities by requiring a write-down when the fair value is below amortized cost in circumstances where (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not that the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery and does not expect to receive the entire cost basis of the security, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income.

Conclusion:

Since HFSB does not intend to sell the investment, does not believe that it is more likely than not that it will be required to sell the investment, and believes that it will receive all payments under the terms of the investment agreement, no OTTI will be recorded at December 31, 2010. The investment will be carried at its estimated FMV of $175,000 (25% of book) and $525,000 will be recorded in equity as an unrealized loss.

Exhibit 4

Home Federal Savings Bank

XXXXXX

Date:	April 20, 2011

Comment:

Today I spoke with XXXXXX by telephone. The purpose of the call was to get an update on efforts to meet IMC ratios.

XXXXXX said that as of 3/31/11 is Tier I capital ratio was 6.15%. Risk based capital was 9.59%. XXXXXX goal is to get to 8% and 11% respectively.

XXXXXX plans to meet these ratios through a combination of asset shrinkage of $10,000,000 (resulting in $900,000 capital equivalent), deposit premium income from the sale of the XXXXXX Branch ($200,000) and $200,000 in recoveries. This should result in Tier I capital of 7.5% and Risk Based Capital of 11.5%. These ratios are expected to be met by the beginning of June 2012. XXXXXX will be prepared to inject outside capital from personal resources to fund any gaps.

XXXXXX is pleased with the performance of the new President XXXXXX hired XXXXXX. XXXXXX added that XXXXXX may look at adding a junior lender/credit analyst in XXXXXX of this year.

While XXXXXX acknowledged that loan demand was weak, XXXXXX sounded optimistic regarding the future of the bank now that they have a better handle on the asset quality.

Officer Initials:	BCK

EXHIBIT 5

(page 11 of Form 10-Q)

	For the three months ended June 30,
(Dollars in thousands)	2011			2010
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Securities available for sale:
Net unrealized gains arising during the period	$514	76	438	289	115	174

Other comprehensive income	$514	76	438	289	115	174

	For the six months ended June 30,
(Dollars in thousands)	2011			2010
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Securities available for sale:
Net unrealized gains (losses) arising during the period	$324	0	324	(88)	(35)	(53)

Other comprehensive income (loss)	$324	0	324	(88)	(35)	(53)

(8) Securities Available For Sale

The following table shows the gross unrealized losses and fair value for the securities available for sale portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2011 and December 31, 2010.

June 30, 2011
	Less than twelve months			Twelve months or more			Total
(Dollars in thousands)	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other marketable securities:
Corporate preferred stock	0	$0	0	1	$175	(525)	$175	(525)

Total temporarily impaired securities	0	$0	0	1	$175	(525)	$175	(525)

December 31, 2010
	Less than twelve months			Twelve months or more			Total
(Dollars in thousands)	# of Investments	Fair Value	Unrealized Losses	# of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Other marketable securities:
U.S. Government agency obligations	10	$47,610	(266)	0	$0	0	$47,610	(266)
Corporate preferred stock	0	0	0	1	175	(525)	175	(525)

Total temporarily impaired Securities	10	$47,610	(266)	1	$175	(525)	$47,785	(791)

We review our investment portfolio on a quarterly basis for indications of impairment. This review includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the market liquidity for the investment, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer, and our intent and ability to hold the investment for a period of time sufficient to recover the temporary loss.

The unrealized losses reported for corporate preferred stock at June 30, 2011 related to a single trust preferred security that was issued by the holding company of a small community bank. Typical of most trust preferred issuances, the issuer has the ability to defer interest payments for up to five years with interest payable on the deferred balance. In October 2009, the issuer elected to defer its scheduled interest payments as allowed by the terms of the security agreement. The issuer’s subsidiary bank has incurred operating losses due to increased provisions for loan losses but still meets the regulatory requirements to be considered “adequately capitalized” based on its most recent regulatory filing. Based on information furnished by the issuer, it is anticipated that the entity will improve its capital position and be “well capitalized” after a branch sale is completed, for which a sale agreement has been signed. In addition, the owners of the issuing bank appear to have the ability to make additional capital contributions, if needed, to enhance the bank’s capital position. Based on a review of the issuer, it was determined that the trust preferred security was not other-than-temporarily impaired at June 30, 2011. The Company does not intend to sell the preferred stock and has the intent and ability to hold it for a period of time sufficient to recover the temporary loss. Management believes that the Company will receive all principal and interest payments contractually due on the security and that the decrease in the market value is primarily due to a lack of liquidity in the market for trust preferred securities and the deferral of interest by the issuer. Management

EXHIBIT 6

(page 14 of Form 10-Q)

The following table summarizes the amount of classified and unclassified loans at June 30, 2011 and December 31, 2010:

	June 30, 2011
	Classified					Unclassified
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total	Total	Total Loans
1-4 family	$8,385	5,105	359	250	14,099	108,564	122,663
Commercial real estate:
Residential developments	8,851	25,778	0	0	34,629	33,901	68,530
Alternative fuels	5,769	2,266	0	0	8,035	18,096	26,131
Other	5,784	7,534	0	0	13,318	205,738	219,056

Consumer	0	334	181	149	664	66,003	66,667
Commercial business:
Construction/development	0	3,046	0	0	3,046	2,976	6,022
Banking	0	675	1,299	0	1,974	5,580	7,554
Other	4,034	12,565	0	0	16,599	97,406	114,005

	$32,823	57,303	1,839	399	92,364	538,264	630,628

	December 31, 2010
	Classified					Unclassified
(Dollars in thousands)	Special Mention	Substandard	Doubtful	Loss	Total	Total	Total Loans
1-4 family	$7,395	8,228	0	0	15,623	112,912	128,535
Commercial real estate:
Residential developments	8,373	34,515	0	0	42,888	44,218	87,106
Alternative fuels	0	11,069	0	0	11,069	20,054	31,123
Other	6,268	6,614	0	0	12,882	225,280	238,162

Consumer	0	248	31	27	306	70,297	70,603
Commercial business:
Construction/development	1,776	4,907	0	0	6,683	5,117	11,800
Banking	0	4,975	3,248	0	8,223	5,830	14,053
Other	4,712	15,689	67	0	20,468	106,718	127,186

	$28,524	86,245	3,346	27	118,142	590,426	708,568

Classified loans represent non-performing loans and loans that are generally inadequately protected by the current net worth and paying capacity of the obligor, or by the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

EXHIBIT 7

(page 17 of Form 10-Q)

	For the three months ended June 30, 2011		For the six months ended June 30, 2011
(Dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance recorded:
1-4 family	$1,354	16	1,213	36
Commercial real estate:
Residential developments	5,798	14	6,027	88
Alternative fuels	1,133	0	755	0
Other	656	10	477	13
Consumer	132	0	123	2
Commercial business:
Construction/development	345	2	263	4
Banking	987	0	658	0
Other	654	3	568	17

Loans with an allowance recorded:
1-4 family	4,029	50	4,618	86
Commercial real estate:
Residential developments	15,826	192	19,599	431
Alternative fuels	2,498	0	3,330	0
Other	6,406	40	6,381	59
Consumer	347	5	296	10
Commercial business:
Construction/development	3,344	18	3,831	36
Banking	4,112	0	5,482	0
Other	11,366	63	12,020	147

Total:
1-4 family	5,383	66	5,831	122
Commercial real estate:
Residential developments	21,624	206	25,626	519
Alternative fuels	3,631	0	4,085	0
Other	7,062	50	6,858	72
Consumer	479	5	419	12
Commercial business:
Construction/development	3,689	20	4,094	40
Banking	5,099	0	6,140	0
Other	12,020	66	12,588	164

	$58,987	413	65,641	929

At June 30, 2011 and December 31, 2010, non-accruing loans totaled $43.1 million and $68.1 million, respectively, for which the related allowance for loan losses was $10.2 million and $25.0 million, respectively. Interest is subsequently recognized as income to the extent cash is received when, in management’s judgment, principal is collectible. Non-accruing loans for which no specific allowance has been recorded, because management determined that the value of the collateral was sufficient to repay the loan, totaled $11.3 million and $8.1 million, respectively. Non-accrual loans also include certain loans that have had terms modified in a troubled debt restructuring.